July 8, 2009

Terrance D. Paul
Chief Executive Officer
Renaissance Learning, Inc.
2911 Peach Street
P.O. Box 8036
Wisconsin Rapids, WI 54495

>   **Re: Renaissance Learning, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 11, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 0-22187**

Dear Mr. Paul:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Selling and Marketing, page 6

1.   You state that various book dealers and book publishers sell your products to their customers pursuant to certain resale arrangements between your company and these

book dealers and book publishers. In your response, please better describe these resale arrangements so as to provide investors with a more complete understanding of how your products are distributed. See Item 101(c)(1)(i) of Regulation S-K.

Item 1A. Risk Factors

2.   We note that in several instances the subcaptions immediately preceding certain risk factors fail to adequately describe the risks. As examples, we note the following subcaptions:

- "Selling and Marketing Strategy and Product Acceptance"
- "Educational Philosophies"; and
- "Acquisitions"

Please confirm that for applicable future filings you will set forth each of your risk factors under a subcaption that adequately describes the risk. In addition, please be sure that each risk factor is tailored to explain how each risk affects your company or industry. See Item 503(c) of Regulation S-K.

Fluctuations in Quarterly Performance, page 12

3.   We note your disclosure on page 20 in your Results of Operations that the sale of your Renaissance Place product and service offerings on a subscription basis causes a large portion of your revenue to initially be deferred and recognized into income over the subscription period. Please tell us whether you considered enhancing the disclosure in this risk factor with a brief discussion of the extent to which the sale of your products on a subscription basis may cause your quarterly earnings to fluctuate.

Acquisitions, page 14

4.   Please tell us whether you considered including in this risk factor a discussion of the AlphaSmart acquisition, including the $46.5 million goodwill impairment charge recorded in 2008. If you did not consider including such a discussion, please explain why.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

Overview, page 19

5.   We note your risk factor disclosures on page 10 regarding your reliance on your Accelerated Reader software, the concentration of your sales in certain states and your dependence on educational institutions and government funding. Please tell us whether you considered discussing these, or other significant matters in your

Overview so as to provide a more balanced, executive-level discussion concerning the most important themes and significant issues with which your management is primarily concerned in evaluating your company's financial condition and operating results. See Section III of SEC Release No. 33-8350.

Results of Operations, page 20

6.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. services revenue, cost of sales, product development, selling and marketing, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

7.   You state that the increase in your service revenue in 2008 was due to nearly all your service categories achieving growth, "with the largest increase in [your] remote technical services, primarily hosting installations." You also state that your service revenues increased because you held a National Conference in the first quarter of 2008. In your response, please explain to us the interrelationship between holding your National Conference and your service revenues.

8.   We note your discussions throughout the filing regarding the Company's transition to subscription-based products. We further note your disclosures on page 20 where you indicate that the Company believes the percentage of customers using the subscription-based products is an important indicator of your current and potential growth opportunities. While you indicate the percentage and number of subscription users at December 31, 2008, it is not clear how this compares to fiscal 2007 and what impact the customer counts had on the Company's revenues and gross profit margins. Tell us how you considered including a discussion regarding these changes in your results of operations disclosures. In this regard, while we note that product revenues decreased by only 0.1% in fiscal 2008 compared to fiscal 2007, tell us what impact subscription revenues had on such revenues; tell us if they were perhaps offset by changes in other product revenues (i.e. perpetual licenses); and tell us what impact, if any, these fluctuations had on your gross profit margins.

Off Balance Sheet Arrangements and Aggregate Contractual Obligations, page 25

9.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations or in the footnotes thereto. We refer you to Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 32

10.   We note that the Company offers subscription-based software sales that include both products and services. We also note that the Company sells software that requires significant modification or customization for which revenue is recognized using the percentage of completion method of accounting. Please tell us where you classify the revenues and related cost of revenues from these bundled arrangements in your consolidated statements of income. If you classify these revenues and related costs in a single line item or if you allocate the revenues between products and services, then please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

Note 2. Summary of Significant Accounting Policies

(b) Revenue Recognition, page 36

11.   We note from your disclosures on page 6 that the Company sells its products through resellers (i.e. book dealers, book publishers and third party resellers). Please explain your revenue recognition policy for products sold through your resellers. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, further explain your disclosure where you indicate that you offer "…only limited, short-term price protection and stock balancing rights to [your] resellers." In this regard, tell us how you account for such contingencies. Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

Note 4. Goodwill and Other Intangibles Assets, page 42

12.   We note from your disclosures on page 27 that a sharp decline in the fourth quarter of fiscal 2008 laptop orders and the worsening economic climate caused the Company to lower your forecast for orders of laptops and writing software, which resulted in impairment charges to goodwill, trademarks and customer relationships acquired in the AlphaSmart acquisition. Tell us how you determined that there were no triggering events prior to your December 31, 2008 annual impairment test that

would have prompted the Company to test the recoverability of goodwill and other intangible assets. In this regard, we note from your disclosures on page 6 that total quarterly orders are generally highest in the third quarter. Accordingly, tell us whether you experienced a decline in your third quarter laptop orders and if so, tell us how you determined this decline did not represent a triggering event. As applicable, tell us how your MD&A disclosures in the September 30, 2008 Form 10-Q addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations (i.e. the potential impairment of goodwill and other intangible assets). Further, tell us your consideration to provide early warning disclosures for goodwill or disclosures for any uncertainties that you reasonably expect will have an impact on future income from continuing operations. Refer to SOP 94-6.

13.   Also, please describe more fully the estimates and assumptions used in your assessment and evaluation of goodwill and other intangibles at December 31, 2008. In this regard, tell us how these assumptions and estimates changed from those used in your fiscal 2007 analysis such that they resulted in a $47.9 million impairment charge. Also, tell us how the cash flow assumptions used in your analysis compared to the actual results for each period. Further, tell us your consideration to provide disclosures in your critical accounting policies to fully describe the estimates and assumptions included in your assessment and evaluation of goodwill and other intangible assets impairment. In this respect, you should consider providing disclosures that serve as a supplement to your accounting policy for goodwill and other intangible assets impairment testing. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement Filed March 11, 2009)

Security Ownership of Management and Certain Beneficial Owners, page 2

14.   Please clarify whether the ownership amounts listed in your beneficial ownership table include any securities that the listed persons have the right to acquire beneficial ownership of within 60 days. See Items 403(a) and (b) of Regulation S-K. See also Rule 13d-3 of the Exchange Act.

Executive Compensation

Compensation Discussion and Analysis, page 11

15.   You provide executive compensation disclosure for your chairman, chief executive officer, president and chief financial officer. Please help us to understand how you determined that you need not provide disclosure for the next most highly

compensated officer who was serving as an executive officer at the end of your last completed fiscal year in accordance with Item 402(a)(3)(iii) of Regulation S-K. Please note that in some cases, it would be appropriate to include executive officers or other employees of subsidiaries. See Instruction 2 to Item 402(a)(3) for additional guidance.

16.   We note your statement that you are not involved in benchmarking. Please help us to understand this statement in light of your disclosure on page 12 and CD&I 118.05.

Base Salary, page 13

17.   You state that your compensation committee's decision to increase the base salaries of Mr. Schmidt and Ms. Minch in 2008 was based in part on their personal performance and the financial performance of the company. Please describe the specific elements of personal performance and corporate performance taken into account by your Compensation Committee in its decision to increase the base salaries of these officers. In addition, please confirm that you will provide such information in future filings where applicable. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

Annual Cash Incentive Bonus, page 14

18.   You state that "an escalating cash incentive bonus is earned if, during the measurement period, [your] company experiences any increases in revenues and operating income between the predetermined minimum and maximum levels." Ensure that you quantify the interrelationship between increases in revenues and operating income and the corresponding payment of cash incentive bonuses so that investors may better understand how your cash incentive bonus program is structured to reflect your company's performance for the relevant measurement periods. See Item 402(b)(2)(vi) of Regulation S-K

Long-Term Equity Based Compensation Awards, page 15

19.   We note that in 2008 your compensation committee approved grants of restricted stock to Mr. Schmidt and Ms. Minch valued at $133,969 and $92,206, respectively. Please tell us how you determined the amount of restricted stock to grant to each of these executive officers. Where applicable, please describe any formula used. See Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Transactions, page 27

20.   You state that the transactions between your company and Mr. and Mrs. Paul were reviewed and approved by your audit committee. Please describe the policies and

procedures followed by your audit committee for the review, approval, or ratification of these transactions. See Item 404(b)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 6. Recent Accounting Pronouncements, page 5

21.   We note that adoption of FSP EITF 03-6-1 in the first quarter of fiscal 2009 did not have a material impact on your basic and diluted earnings per share. However, we also note from the disclosures on page 15 of the Proxy Statement filed March 11, 2009 that non-vested restricted stock grants have dividend rights. Please tell us how you considered the dividend rights of such restricted stock in your calculations of basic earning per share and explain further how you determined that the adoption of FSP EITF 03-6-1 did not materially impact your earnings per share. Please provide any calculations that support your conclusions.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief